Exhibit 99.1

James Liu Appointed to Board of Directors of Opera Limited

OSLO, Norway, JULY 22, 2019 -- Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of content platforms, today announced that James Liu has joined Opera's Board of Directors. Liu will serve on the Audit and Corporate Governance & Nominating Committees and is an independent director.

James Liu brings over 20 years of experience with high growth internet and technology companies and currently serves as executive director and COO of Renren, a Chinese social network. Prior, Liu founded UUMe.com, one of the earliest social networking service websites in China, which was acquired by Renren.

"We are thrilled to welcome James Liu to our Board of Directors. His extensive experience in the internet space and as an entrepreneur will be an asset to Opera's Board of Directors as we continue our efforts to expand Opera beyond the browser into one of the fastest growing global internet platforms," said Opera’s CEO Yahui Zhou.

"It is an exciting time to be joining Opera’s board. The company is growing rapidly and has exciting opportunities to expand on its leading position in Africa with its offerings in multiple verticals including news, content and fintech, as well as its well-known browser business. I look forward to helping the company achieve its high ambitions," said James Liu.

Before joining Renren and founding UUMe.com, Liu served as the founding product management director at the network security company Fortinet and held senior product management role at Siebel Systems. Liu started his career as a management consultant with the Boston Consulting Group in China and holds a bachelor's degree in computer science from Shanghai Jiao Tong University and a M.B.A. degree from Stanford University.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content platforms to more than 350 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com